10027086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 66485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Santa Monica Blvd, Suite 1400
(No. and Street)

Santa Monica (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Russo (805)573-1856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburg (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/6

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, LP, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

RUTZEL M. CASTILLO
COMM. #1650995
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HFF Securities L.P.
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

HFF Securities L.P.

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Tel: +1 412 644 7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
HFF Securities L.P.

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the Partnership) as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HFF Securities L.P. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2010

0912-1117944-FC

HFF Securities L.P.

Statement of Financial Condition

December 31, 2009

Assets	
Current assets:	
Cash and cash equivalents	$ 1,790,430
Accounts receivable	3,481
Prepaid expenses	41,507
Other current assets	271
Total current assets	1,835,689
Property and equipment, net of accumulated depreciation of $14,264	2,247
FINRA license	99,617
	$ 1,937,553
Liabilities and partners' capital	
Current liabilities:	
Accounts payable and accrued liabilities	$ 48,997
Accrued compensation payable	59,043
Payable to affiliates, net	797,447
Total liabilities	905,487
Partners' capital:	
General partner's capital (1 partnership unit)	10,320
Limited partners' capital (99 partnership units)	1,021,746
Total partners' capital	1,032,066
	$ 1,937,553

See accompanying notes.

1. Organization

HFF Securities L.P. (the Partnership) is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. As such, the Partnership's operations are impacted by the availability of credit in the market and capital flows into the real estate sector. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in 17 major cities nation-wide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership and shall continue through April 2054 unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions may be required only with the consent of the partners. Distributions of net cash flow (as defined) are made at the sole discretion of the General Partner. None of the partners may withdraw from the Partnership without the consent of the other partners.

In February 2007, 44% of the Partnership's partnership units and 100% of the General Partner's shares (whose assets included 1% of the Partnership's partnership units) were sold to an entity that was formed for the purpose of acquiring partnership interests in the Partnership and partnership interests in an affiliate. As a result of this transaction, the Partnership has two ultimate parent affiliates: HFF, Inc. (a Securities and Exchange Commission (SEC) registrant) and HFF Holdings (a limited liability company).

At February 2007, HFF Holdings beneficially owned 20,355,000 partnership units in the Partnership and the aforementioned affiliate (the Operating Partnerships). Pursuant to the terms of HFF, Inc.'s amended and restated certificate of incorporation, HFF Holdings can from time to time exchange its partnership units in the Operating Partnerships for shares of the HFF Inc.'s Class A common stock on the basis of two partnership units, one for each Operating Partnership,

1. Organization (continued)

for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. The following table reflects the exchangeability of HFF Holdings' rights to exchange its partnership units in the Operating Partnerships for shares of HFF, Inc.'s Class A common stock, pursuant to contractual provisions in the HFF Holdings operating agreement. However, these contractual provisions may be waived, amended or terminated by a vote of the members holding 65% of the interests of HFF Holdings following consultation with HFF, Inc.'s Board of Directors. Notwithstanding the foregoing, HFF, Inc.'s amended and restated certificate of incorporation provides that no holder of Operating Partnership units is entitled to exchange its Operating Partnership units for shares of Class A common stock if such exchange would be prohibited under applicable federal or state securities laws or regulations.

	Number of Additional Shares of Class A Common Stock Expected to Become Available for Exchange	Percentage of HFF Holdings' Partnership Units in the Operating Partnerships Becoming Eligible for Exchange
Exchangeability date:		
January 31, 2009	5,088,750	25%
January 31, 2010	5,088,750	25%
January 31, 2011	5,088,750	25%
January 31, 2012	5,088,750	25%
Total	20,355,000	100%

At December 31, 2009, 644,402 partnership units in each of the Operating Partnerships beneficially owned by HFF Holdings immediately following the Reorganization Transactions had been exchanged for shares of HFF, Inc.'s Class A common stock pursuant to the exchange. Right after giving effect to these changes, HFF, Inc. owned 46.44% and HFF Holdings owned 53.56% of the Operating Partnerships at December 31, 2009.

As of February 22, 2010, an additional 136,736 partnership units had been exchanged, and requests for the exchange of an additional 1,225,506 partnership units had been made by HFF Holdings. Once these exchanges occur, HFF, Inc. will own 50.14% and HFF Holdings will own 49.86% of the Operating Partnerships.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

Deferred Revenue

The Partnership records as deferred revenue amounts received for which service has not yet been rendered.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment and three years for software.

Expenditures for routine maintenance and repairs are charged to expense when incurred. Renewals and betterments that substantially extend the useful life of an asset are capitalized.

Intangible Asset

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining a Financial Industry Regulatory Authority (FINRA) license as a broker-dealer. The license is determined to have an indefinite useful economic life and is, therefore, not being amortized. The Partnership periodically evaluates the carrying value of its intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in the accompanying financial statements.

The Partnership is subject to the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, for financial statements for fiscal years beginning after December 15, 2008. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. As part of its implementation for the fiscal year beginning January 1, 2009, management has analyzed the Partnership's inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Partnership's financial statements.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as interest and other income, net, in the statement of operations. During the year, the Partnership did not accrue any interest or penalties.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, which establishes the Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the guidance had no impact on the Partnership's financial condition.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether it is the date the financial statements were issued or were available to be issued. The statement is effective for financial statements issued for interim and annual periods ending after June 15, 2009. The adoption of the guidance had no impact on the Partnership's financial condition.

In April 2009, the FASB issued an update to ASC 820, *Fair Value Measurements and Disclosures*, to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. The amended guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the amended guidance had no impact on the Partnership's financial condition.

In April 2009, the FASB issued an update to ASC 825, *Financial Instruments*, which extends the disclosure requirements of the fair value of financial instruments to interim financial statements. The amended guidance was effective for interim reporting periods ending after June 15, 2009. The adoption of the amended guidance had no impact on the Partnership's financial condition.

2. Summary of Significant Accounting Policies (continued)

In April 2008, the FASB issued an update to ASC 350, *Intangibles – Goodwill and Other*, which amended the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This amended guidance was effective for fiscal years beginning after December 14, 2008, and interim periods within those fiscal years. The Partnership adopted the provision of this standard on January 1, 2009; the adoption did not have a material impact on the Partnership.

3. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009, the Partnership's net capital ratio was 1.1 to 1. At December 31, 2009, the Partnership had net capital of $858,332, which was $758,332, in excess of its required minimum net capital of $100,000.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2009:

Furniture and equipment	$ 12,131
Capitalized software costs	4,380
Subtotal	16,511
Less accumulated depreciation and amortization	(14,264)
	$ 2,247

5. Related-Party Transactions

During 2009, the Partnership engaged in related-party transactions with its public company parent affiliate and its commercial real estate financial intermediary affiliate.

5. Related-Party Transactions (continued)

During 2009, the Partnership was allocated $260,004 in share-based compensation expense from its public parent affiliate. The expense relates to restricted stock awards for which the fair value is calculated as the difference between the market value of the parent affiliate's Class A common stock on the date of the grant and the purchase price paid by the employee. The award is subject to a graded vesting schedule. Expense is adjusted for forfeitures as they occur and is recognized on a straight-line basis over the requisite service period of the award. During 2009, the Partnership paid payroll expenses primarily related to the restricted stock awards and legal fees on behalf of the parent affiliate in the total amount of $29,258. At December 31, 2009, $729,087 is due to this parent affiliate from the Partnership.

During 2009, the Partnership was allocated $286,058 in expenses for office space and administrative services that it shares with an affiliate and $611,086 in expenses for professional service fees. The Partnership incurred $11,776 in consulting fee expenses relating to consulting services rendered by this affiliate on placement transactions. Regarding cash payments and receipts, this affiliate paid $263,621 of employee-benefit related expenses and a net $9,891 of miscellaneous operating expenses on behalf of the Partnership during the year. This affiliate also collected $390,147 in placement and other fees on behalf of the Partnership. The Partnership made a payment to this affiliate during the year ended December 31, 2009, in the amount of $2.1 million, which represents payment of the balance due to the affiliate as of November 30, 2009, in the amount of $5.8 million, less the balance due from the affiliate in the amount of $3.6 million. A net balance of $68,360 is due to the affiliate from the Partnership at December 31, 2009.

6. Legal Proceedings and Claims

The Partnership is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. If a range of possible loss exists, the Partnership records the accrual at the low end of the range. The Partnership does not believe that any pending legal proceedings will have a material impact on the Partnership's financial condition.

7. Subsequent Events

The Partnership has evaluated subsequent events through February 22, 2010, the date on which these financial statements were issued.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: HFF SECURITIES L.P. [13]

SEC. FILE NO.: 8-66485 [14]

FIRM ID NO.: 131585 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

10100 SANTA MONICA BOULEVARD, STE. 1400 [20]
(No. and Street)

LOS ANGELES [21] CA [22] 90067 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M. Russo [30]

(Area code) - Telephone No.: (805) 573-1856 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
HFF SECURITIES L.P.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]

SEC FILE NO. 8-66485 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,790,430 [200]		$ 1,790,430 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	3,752 [600]	3,752 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	2,247 [680]	2,247 [920]
11. Other assets	[535]	141,124 [735]	141,124 [930]
12. Total Assets	$ 1,790,430 [540]	$ 147,123 [740]	$ 1,937,553 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P.

as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:							
A. Clearance account			[1114]		[1315]		[1560]
B. Other			[1115]		[1305]		[1540]
15. Payable to non-customers			[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value					[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other		905,487	[1205]		[1385]	905,487	[1685]
18. Notes and mortgages payable:							
A. Unsecured			[1210]				[1690]
B. Secured			[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					[1400]		[1710]
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					[1410]		[1720]
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					[1420]		[1730]
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes			[1220]		[1440]		[1750]
20. TOTAL LIABILITIES		$ 905,487	[1230]	$	[1450]	$ 905,487	[1760]

Ownership Equity				
21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$	[1020]	1,032,066	[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock				[1792]
C. Additional paid-in capital				[1793]
D. Retained earnings				[1794]
E. Total				[1795]
F. Less capital stock in treasury			( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 1,032,066	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1,937,553	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
HFF SECURITIES L.P.	as of	12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,032,066	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				1,032,066	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,032,066	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 147,123	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	147,123)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	884,943	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)	26,611	3736	(	26,611)	3740
10. Net Capital			$	858,332	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	60,366	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	758,332	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	738,332	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	905,487	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	905,487	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	105.49	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

For the period (MMDDYY) from 10/01/09 [3932] to 12/31/09 [3933]

Number of months included in this statement [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	354,352	3939
d. Total securities commissions	354,352	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	899	3995
9. Total revenue	$ 355,251	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits	272,953	4115
12. Commissions paid to other brokers-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	288,022	4100
16. Total expenses	$ 560,975	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (205,724)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (205,724)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	80,599	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

HFF SECURITIES L.P.

For the period (MMDDYY) from 10/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,237,790	4240
A. Net income (loss)			(205,724)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 1,032,066	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFF SECURITIES L.P.

as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

Ernst & Young LLP
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Pittsburgh, PA 15222

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Fax: +1 412 644 0477
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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Partners of HFF Securities L.P.:

We have performed the procedures enumerated below, which were agreed to by the Partners and management of HFF Securities L.P. (the "Partnership"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including check copy from operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the SIPC-7T tie-out schedule derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.

   Revenue for the fiscal period from April 1, 2009 through December 31, 2009 reported in Form SIPC-7T was $26,539 higher than the amount reported on the related FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2010